Ecolab Inc. (ECL)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Ecolab shareholder since 2010

Please consider voting against Ms. Barbara Beck, Chair of the Governance Committee, due to biased Ecolab ballot

Ms. Beck appears to believe that shareholder proposals do not deserve a fair chance at Ecolab. The Ecolab ballot suggests that the shareholder proposal will not be presented at the annual meeting. This is like sending a message to shareholders to ignore or to vote against because the proposal will purportedly be moot.

This is like having an electioneering phrase on the ballot against a shareholder proposal.There is no disparagement phrase on the ballot for any Ecolab management proposal. The overwhelming majority of shareholder proposals are presented.

There is no risk to voting against Ms. Beck because Ms. Beck is unopposed. And it may send a message that biased ballots are not tolerated by shareholders.

Mr. John Zillmer, Chair of the Ecolab executive pay committee and on the 2023 Ecolab ballot, received 97 million against votes in 2022 and was still elected. 42% of the for and votes were against Mr. Zillmer and he was still elected.

CF Industries Holdings, Inc. (CF) is another company with such an electioneering phrase on its ballot. Ms. Anne Noonan chairs the CF governance committee.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.